Exhibit 99.112

DeFi Technologies Signs Binding LOI with CoreFi Strategy and Orinswift Ventures, Secures US$20M CORE Token Commitment from the Core Foundation to Drive Bitcoin Finance

●	Strategic Collaboration and Reverse Takeover: DeFi Technologies has entered a binding letter agreement with CoreFi Strategy and Orinswift Ventures to facilitate a reverse takeover, enabling the listing of the resulting issuer’s common shares on the Cboe Canada Stock Exchange (Cboe).

●	Core Foundation Contribution and Financing Initiative: The Core Foundation will contribute US$20 million in CORE Tokens to strengthen CoreFi’s treasury. Additionally, CoreFi plans to raise US$20 million in concurrent financing to accelerate its growth in Bitcoin Finance (BTCfi) technologies.

●	CoreFi and CORE Blockchain Innovation: CoreFi Strategy, inspired by models like MicroStrategy, offers a regulated, leveraged approach to Bitcoin yield and CORE. The Core blockchain supports Bitcoin staking and a vibrant EVM-compatible ecosystem, securing over 5,700 Bitcoin staked, $850M+ total value locked, and a rapidly growing user base.

Toronto, Canada, February 4, 2025 — DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF), a financial technology company at the forefront of merging traditional capital markets with decentralized finance (“DeFi”), is pleased to announce that they have entered into a binding letter agreement (the “Agreement” with CoreFi Strategy Corp. (“CoreFi”), and Orinswift Ventures Ltd. (“Orinswift”), setting the stage for a strategic reverse takeover and listing of common shares of the Resulting Issuer (as defined below) on the Cboe Canada Stock Exchange (“Cboe”).

This announcement builds on the Company’s November 14, 2024, news release, marking a significant milestone in the launch of its CoreFi Strategy. Inspired by the successful models of MicroStrategy and MetaPlanet, CoreFi Strategy provides a regulated, leveraged approach to generating Bitcoin yield and utilizing Core, unlocking new opportunities in Bitcoin Finance (“BTCfi”). As part of this initiative, the Core Foundation has committed US$20 million in CORE Tokens, enhancing CoreFi’s operational capabilities and cementing its leadership in the BTCfi space. BTCfi is the next phase of Bitcoin’s evolution, and CoreFi is at the center of it.

CoreFi is a private company incorporated pursuant to the Canada Business Corporations Act. Recently launched in partnership with DeFi Technologies, CoreFi will offer a regulated, leveraged investment strategy centered on Bitcoin yield and CORE, the native asset of the Core blockchain. This strategy enables investors to pursue higher-risk, higher-reward opportunities within the rapidly growing BTCfi ecosystem.

“CoreFi Strategy is elevating the MicroStrategy playbook,” said Rich Rines, contributor to Core. “MicroStrategy pioneered the hold-borrow-hold approach. CoreFi Strategy takes it a step further by adding staking into the mix. Their hold-stake-borrow-hold strategy applied to Bitcoin and CORE unlocks attractive Bitcoin yields while also building upside exposure to the rapidly emerging BTCfi landscape.”

What is BTCfi & Core?

BTCfi, short for Bitcoin Finance, refers to decentralized financial applications and services built around Bitcoin. It brings some of the most popular features of decentralized finance (DeFi)—like lending, borrowing, staking, and yield generation—to the Bitcoin ecosystem. In essence, BTCfi expands Bitcoin’s use case beyond being a “store of value” by enabling more interactive and utility-driven financial applications. With BTCfi, users can do more with their Bitcoin, such as earning rewards or participating in decentralized applications, without giving up custody of their assets.

The Core blockchain is the Proof of Stake Layer for Bitcoin, enhancing Bitcoin by introducing self-custodial Bitcoin staking. It also supports an ecosystem compatible with the Ethereum Virtual Machine (EVM), opening the door for various BTCfi applications. Since April 2024, more than 5,700 Bitcoin (BTC) have been staked using CORE, boosting Bitcoin’s overall utility and network security.

CORE stands out as one of the most Bitcoin-aligned blockchains by integrating Bitcoin’s security and economic incentives directly into its consensus mechanism.

●	Over 5,700 Bitcoin staked to strengthen its network.

●	~75% of Bitcoin mining hash power contributing to its security.

●	An ecosystem valued at over $850 million in total locked assets.

●	More than 1 million active wallets each week.

●	310+ million total transactions processed.

●	A growing network of 150+ decentralised applications leveraging the platform.

With these milestones, Core is enhancing Bitcoin’s utility and scalability, while driving innovation in BTCfi.

Olivier Roussy Newton, CEO of DeFi Technologies commented, “This partnership is a pivotal moment for DeFi Technologies as we bring innovative Bitcoin Finance (BTCfi) solutions to traditional investors. BTCFi unlocks Bitcoin’s usability and scalability by offering yield, lending, and new financial tools - all of which are key drivers to future growth. By leveraging CoreFi’s regulated and scalable approach, we are making it easier for institutional and retail participants to access Bitcoin yield opportunities. The US$20 million contribution from the Core Foundation reflects the strength of CoreFi’s vision and enhances its ability to deliver value. This collaboration positions us as leaders in the BTCfi space and also adds significant value for DeFi Technologies’ investors by expanding our portfolio of high-growth, revenue-generating assets.”

Transaction Overview

The Transaction will be completed through a definitive agreement (the “Definitive Agreement”) that is to be negotiated by the parties, which will contain customary representations and warranties for similar transactions, and is expected to be structured as a three-corned amalgamation whereby a newly incorporated subsidiary of Orinswift will amalgamate with CoreFi, resulting in Orinswift acquiring all securities of CoreFi, and CoreFi securityholders becoming securityholders of Orinswift, as the resulting issuer following closing of the Transaction (the “Resulting Issuer”). The final structure for the Transaction is subject to satisfactory tax, corporate and securities law advice for each of Orinswift, CoreFi, and DeFi.

As part of the RTO, CoreFi is set to complete a concurrent financing initiative, aiming to raise US$20 million (the “Financing”). This capital will bolster CoreFi’s technological capabilities and accelerate its growth strategy in the digital asset sector. The successful financing is integral to meeting the listing requirements and supporting the strategy and operations of the Resulting Issuer.

Strategic and Financial Benefits

The collaboration between CoreFi, Orinswift, and DeFi Technologies brings together complementary technologies and expertise to strengthen CoreFi’s ability to scale and validate digital assets. This partnership is designed to meet the increasing demand for secure and reliable digital asset solutions, particularly in the growing Bitcoin Finance (BTCfi) sector.

By combining their strengths, the parties aim to position the resulting entity as a leader in BTCfi, capturing significant opportunities in this rapidly expanding market.

About CoreFi Strategy Corp.

CoreFi Strategy Corp. specializes in the development of innovative BTCfi technologies that enhance the scalability and functionality of digital assets within the financial sector. CoreFi holds and dual stakes Bitcoin and CORE tokens as part of its treasury strategy.

About Orinswift Ventures Ltd.

Orinswift Ventures Ltd. focuses on exploring and advancing business opportunities that align with dynamic market trends, particularly in the technology sector.

About Core

Core is the Proof of Stake (PoS) layer for Bitcoin, enabling Self-Custodial Bitcoin Staking and supporting an EVM-compatible BTCfi ecosystem. Since April 2024, over 5,700 BTC have been staked with Core, enhancing Bitcoin’s utility and security. Core is the most Bitcoin-aligned EVM blockchain, with ~76% of Bitcoin mining hash power contributing to the network’s security. This breakthrough has amassed millions of Core adopters - over 35M unique addresses, 310M+ transactions, and over 850M TVL since its mainnet launch in January 2023.

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem. Follow DeFi Technologies on Linkedin and Twitter, and for more details, visit https://defi.tech/

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the timing and completion of the Transaction; listing of the Resulting Issuer on Cboe Canada Exchange; the Financing; the business strategy and plan of the Resulting Issuer; investor interest and confidence in digital assets, in particular in Bitcoin and Core; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the ability of the Resulting Issuer to execute on its business plan; the growth of the Bitcoin ecosystem; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

For further information, please contact:

Olivier Roussy Newton
Chief Executive Officer
ir@defi.tech
+1 (323) 537-7681

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